EXHIBIT 99.52
                                                                  -------------
[GRAPHIC OMITTED]
[NOVA SCOTIA LETTERHEAD]

                                Securities
                                Commission

2ND Floor,                         BUS:     902-424-7768
Joseph Howe Building               FAX:    902-424-4625
1690 Hollis Street                 Website: WWW.AOV.NS.CALNSSC
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8



                       IN THE MATTER OF THE SECURITIES ACT
                     R.S.N.S. 1989, CHAPTER 418, AS AMENDED


                                       AND
                                IN THE MATTER OF
                          ADVANTAGE ENERGY INCOME FUND

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Receipt for (Final) Short Form Prospectus dated JANUARY 31, 2005 relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.




DATED at Halifax, this 31ST day of JANUARY, 2005.




(signed) "Donna M. Gouthro"

_________________________________
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)


Project #731645